Exhibit 17


     FOR IMMEDIATE RELEASE - Dusseldorf, October 30, 1996 - In response to several questions that have been received by Henkel KGaA following its announcement Monday, Henkel reiterated that it has proposed to enter into negotiations with Loctite Corporation looking to acquire the remainder of Loctite that it does not currently own and announced that it expects to commence discussions with the company shortly. While Henkel has not decided whether to commence a tender offer for Loctite shares at this time and would prefer not to do so while it is holding discussions with the company, Henkel is entitled, under its 1994 agreement with Loctite and Loctite's rights plan, to acquire more than 35% of the stock of Loctite if the acquisition is pursuant to a tender offer that qualifies as a "Permitted Offer" under Loctite's rights plan -- which would be the case if the tender offer were for all outstanding shares, remains open for at least sixty days and results in the bidder becoming the owner of a majority of the outstanding shares. If these conditions are met, the "Permitted Offer" would not require Loctite Board approval. Upon the successful completion of such a "Permitted Offer", Henkel is confident it would be able to cause a second step merger to be consummated at the same price as that paid in the tender offer.